Exhibit 3.3

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
HUNTINGTON INGALLS INDUSTRIES, INC.

Huntington Ingalls Industries, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.
This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 30, 2011, as amended by a Certificate of Amendment filed with the Secretary of State of the State of Delaware on May 29, 2014 (as so amended, the “Certificate of Incorporation”).

2.	This amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

3.	Section 1 of Article Eighth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

1.    Subject to the other provisions of this paragraph, the Board of Directors (other than those directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article FOURTH hereof (the “Preferred Stock Directors”)) is and shall remain divided into three classes, designated Class I, Class II and Class III, with the directors in each Class serving for a term expiring at the third annual meeting of stockholders held after their election. Subject to any provisions relating to Preferred Stock Directors, the terms of the members of the Board of Directors shall be as follows: (i) at the 2016 annual meeting of stockholders, the directors whose terms expire at that meeting or such directors’ successors shall be elected to hold office for a one-year term expiring at the 2017 annual meeting of stockholders; (ii) at the 2017 annual meeting of stockholders, the directors whose terms expire at that meeting or such directors’ successors shall be elected to hold office for a one-year term expiring at the 2018 annual meeting of stockholders; and (iii) at the 2018 annual meeting of stockholders and at each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting after their election. The division of directors into classes shall terminate at the 2018 annual meeting of stockholders, and all directors elected at the 2018 annual meeting of stockholders and thereafter shall be elected in accordance with clause (iii) above. Subject to any provisions relating to Preferred Stock Directors, directors shall remain in office until the election and qualification of their respective successors in office or until their earlier death, resignation or removal.

4.	Section 2 of Article Eighth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

2.    Except for such additional directors, if any, as are elected by the holders of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Article FOURTH hereof, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause (except for any directors who were elected prior to the 2016 annual meeting of stockholders or such directors’ successors elected pursuant to Article NINTH hereof (which directors can only be removed for cause)), by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.

5.	Article Ninth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

NINTH:    Except as may otherwise be provided pursuant to Section 2 of Article FOURTH hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any series of Preferred Stock, newly created directorships resulting from any increase in the authorized number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office and entitled to vote thereon, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence to fill a vacancy on the Board of Directors resulting from the death, resignation or removal of any director in a Class elected prior to the 2016 annual meeting of stockholders shall hold office for a term expiring at the next election of the class for which such director shall be chosen and shall remain in office until his successor shall be elected and qualified or until such director’s death, resignation or removal, whichever first occurs. Any director elected in accordance with the first sentence of this paragraph to (i) fill a newly created directorship resulting from any increase in the authorized number of directors or (ii) fill a vacancy on the Board of Directors resulting from the death, resignation or removal of any director in a Class elected at or following the 2016 annual meeting of stockholders shall hold office for a term expiring at the next annual meeting of stockholders and shall remain in office until his successor shall be elected and qualified or until such director’s death, resignation or removal, whichever first occurs.

6.	Article Twelfth of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

TWELFTH:    An annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date and at such time as the Board of Directors (or an authorized committee thereof) shall fix. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation. The directors of the Corporation need not be elected by written ballot unless the bylaws so provide. Subject to the terms of any class or series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors (or an authorized committee thereof) or the Chairperson of the Board of Directors. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this ______ day of May, 2015.

HUNTINGTON INGALLS INDUSTRIES, INC.

By:    ____________________________________

Name:    Charles R. Monroe, Jr.
Title:     Corporate Vice President, Associate
General Counsel and Secretary